Via Facsimile and U.S. Mail
Mail Stop 4720

March 8, 2010

Ronald A. Lowy
Chief Executive Officer
Helicos BioSciences Corporation
One Kendall Square, Building 700
Cambridge, MA 02139

Re: Helicos BioSciences Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 30, 2009
Schedule 14A Filed April 24, 2009
File No. 001-33484

Dear Mr. Lowy:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director